June 20, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Amendment No. 3 to Registration Statement on Form F-4
Filed March 18, 2024
File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated April 2, 2024 (the “Comment Letter”), regarding Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on March 18, 2024.

The Company has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 4. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 4.

Registration Statement on Form F-4/A Filed March 18, 2024 Risk Factor Summary, page 14

1.	Comment: We note your revised disclosure in response to prior comment 1, which we reissue in part. For each risk factor listed on page 16 describing the significant regulatory, liquidity, and enforcement risks arising from the legal and regulatory system in China, revise to include specific cross-references to the more detailed discussion of each of the relevant risks in the prospectus, consistent with the guidance in our Sample Letter to China-Based Companies issued on December 20, 2021, and our Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15 through 18 of Amendment No. 4 in response to the Staff’s comment to add cross references to the risks described under the heading “Risks Relating to Doing Business in China”.

Unaudited Pro Forma Condensed Combined Financial Information, page 69

2.	Comment: We note your response to comment 4. For adjustment (n) on your pro forma balance sheet, please clarify why the adjustment amount is different than the amount reflected on your pro forma income statement as part of adjustment (bb).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of Amendment No. 4 in response to the Staff’s comments number 2 and 4 to reflect the adjustment consistently in adjustment (l) on the pro forma balance sheet for equity classification of the Sponsor Earnout.

3.	Comment: Please update the pro forma financial information provided to include a pro forma balance sheet as of December 31, 2023 as well as a pro forma statement of operations for the year ended December 31, 2023. Please also include updated financial statements for the Registrant and for Tycoon Choice Global Limited in the amended filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 4 in response to the Staff’s comment to include one set of December 31, 2023 consolidated financial statements for the Registrant. The Company respectfully notes to the Staff that, following the Share Contribution, Tycoon Choice Global Limited became wholly owned by the Registrant and that for the purposes of streamlining the Target Group’s financial statements and to reflect the latest shareholding structure of the Target Group, the Company has elected to present the Target Group’s consolidated financial statements at the Registrant level only to minimize potential confusion among readers and investors. Pro Forma financial statements for the year ended December 31, 2023 have also been included in Amendment No. 4.

4.	Comment: We note your response to comment 5. We acknowledge your analysis that the stock price and change of control provisions are exercise contingencies that do not preclude the Sponsor Earnout from being considered indexed to the entity’s own stock (Step 1). However, given the Sponsor Earnout Shares can only result in the issuance of zero shares or a fixed number of shares, it is unclear how you concluded that the settlement amount would not equal the difference between the fair value of a fixed number of the entity’s equity shares (1,350,000) and a fixed strike price ($12.50) in the Step 2 test outlined in ASC 815-40-15-7C. Accordingly, it appears that this arrangement should be accounted for as an equity instrument instead of as a liability. Please refer to ASC 815-40-55-27, and advise, or revise your presentation accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of Amendment No. 4 in response to the Staff’s comment to treat the Sponsor Earnout Shares as an equity adjustment in adjustment (i) on the pro forma balance sheet. The arrangement is not a liability under ASC paragraph 480-10-25-8 because (a) it does not embody an obligation to repurchase the issuer’s shares (nor is it indexed to the obligation) and (b) it would not require the issuer to settle the obligation by transferring assets. Additionally, the arrangement is not a liability under ASC paragraph 480-10-25-14 because it does not embody an obligation that ExcelFin may settle by issuing a variable number of its shares (it embodies an obligation that ExcelFin may be required to settle by delivering a fixed number of its shares).

5.	Comment: It appears that the pro forma adjustments for the Sponsor earnout may be double counted. Specifically, you present a $13,241 credit to liabilities, a $13,241 debit to additional paid-in capital, and a $13,241 debit to Contingent earnout Sponsor expense. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 74 of Amendment No. 4 in response to the Staff’s comment by treating the sponsor earnout as equity in adjustment (i) on the pro forma balance sheet.

Comparative Share Information, page 84

6.	Comment: We note your response to comment 6. The equivalent pro forma per share amounts should be presented in addition to the pro forma per share amounts which should be the same amounts as presented in your pro forma financial information beginning on page 69. In regard to the exchange ratio, we remind you it should be based on the number of shares of the new combined entity that each share of the acquired company is being exchanged for pursuant to Item 3(f) of Part I.A of the Form F-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 4 in response to the Staff’s comment to include equivalent pro forma per share amounts in addition to the pro forma per share amounts included in the pro forma financial information. In regard to the exchange ratio, Pubco, the acquired company, has 29,411,765 PubCo Ordinary Shares outstanding as of December 31, 2023. In the Business Combination, the number of outstanding PubCo Ordinary shares owned by the owners of PubCo prior to the Business Combination will remain the same. The Exchange Ratio has been recalculated at 1-to-1.

Risk Factors

Baird Medical’s forecasts and projections (particularly those related to the size of the market, target populations for Baird Medical’s, page 100

7.	Comment: Please update this risk factor to disclose that the 2023 preliminary results for Baird Medical would not meet the 2023 results indicated in the Unaudited Baird Medical Prospective Financial Information and revised projections were prepared.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 of Amendment No. 4 in response to the Staff’s comment to update this risk factor.

U.S. regulatory authorities, including the SEC, have recently enacted and proposed..., page 136

8.	Comment: We refer to your disclosure in your extension proxy filed on March 11, 2024 that you initiated the process of liquidating the U.S. government treasury obligations or money market funds held in the Trust Account into cash in an interest bearing account on October 26, 2023. You disclose on page 137 that you will instruct the trustee to liquidate your U.S. government treasury obligations or money market funds prior to the 24 month anniversary of the effective date of the registration statement and to hold all funds in the trust account in cash in an interest bearing account. Please revise your disclosure here and elsewhere in the prospectus to clarify, if true, that you initiated the process of liquidating the assets held in the Trust Account on October 26, 2023 and that the assets in the Trust Account have already been moved into cash in a deposit account at a bank. We refer to your disclosure on pages F-80 and F-94.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 134 of Amendment No. 4 in response to the Staff’s comment to reflect that the funds have already been transferred into a cash account.

Background of the Business Combination, page 191

9.	Comment: We note your revised disclosure in response to prior comment 7 relating to changes to the assumptions underlying the revised projections. With respect to the first bullet point on page 197, please revise to further clarify the impact of revised underlying assumptions with respect to the projections. For example, revise to further specifically explain how your projections changed taking into account the tier market strategy. In addition, you disclose in the second bullet point that expenses as a percentage of sales and marketing revenue were increased from 9% to 10% in the revised projections. Please revise to explain the reason for this change to help investors better understand the reasonableness of the assumptions underlying the projections.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 195 of Amendment No. 4 in response to the Staff’s comment to explain the reasoning behind the changes in the projections.

10.	Comment: You disclose on page 213 that from February 18, 2024 to February 26, 2024, representatives of ExcelFin, including Brian Sun, Max Moskovitz and Ken Wu, and representative from Baird Medical, including Chris Ng, Haimei Wu, Wenyuan Wu, Ted Wu and Eric Fang conducted an in-depth analysis of historical sales and revised 2024 projection based on a multi-year trend analysis of hospital usage and year-end inventory. Based on this analysis, you further disclose that for 2024 MWA needle sales, (i) the MWA needles used by hospitals end users to is projected to grow from 51,072 in 2023 to 58,072 in 2024, reflecting a net increase of 7,000, or a 13.7% increase, and (ii) the 2024 year end needles purchased-yet-unused by hospitals and distributor would normalize to approximately 9,000, resulting in approximately 2,000 new needle purchases for the year. In light of the preliminary 2023 results, please revise to disclose the multi-year trend analysis of hospital usage and provide a reasonable basis for the projected needle sales growth from 51,072 in 2023 to 58,072 in 2024.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 211 to 212 of Amendment No. 4 in response to the Staff’s comment to include the multi-year trend analysis.

Financial Summary of Revised Results, page 208

11.	Comment: For the medical device focused companies charts on pages 209-212, please revise to include a brief narrative to describe each respective chart.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 206 to 207 and 209 to 210 of Amendment No. 4 in response to the Staff’s comment to provide headings for the charts included.

12.	Comment: Please explain why a number of comparable companies included in the charts on pages 209-212 differ from the comparable companies listed on page 219.

Response: The Staff is supplementally advised that Houlihan Capital was engaged to provide a fairness opinion to ExcelFin’s board, based upon its own analysis of the transaction. In connection therewith, neither ExcelFin’s board nor management provided instructions to Houlihan Capital on what methodology it should use, nor the comparable companies it should examine, in order to reach its conclusion. ExcelFin therefore believes Houlihan Capital independently established, based upon its independent judgment and expertise, its own list of comparable companies, which necessarily was not entirely the same as the list of comparable companies that the ExcelFin board reviewed in its earlier analysis.

Opinion of Financial Advisor to the ExcelFin Board, page 214

13.	Comment: We note the disclosure that Houlihan Capital reviewed, among other things, projected US revenue for Baird Medical for the calendar years ended 2024 through 2030. Please revise to clarify whether management provided the revenue projections to Houlihan Capital and disclose the information reviewed which informed Houlihan Capita’s fairness opinion.

Response: The Staff is supplementally advised that the information listed as reviewed by Houlihan Capital was, except where otherwise indicated, prepared by ExcelFin’s management, in coordination with Baird Medical’s management. In leading this exercise, ExcelFin believe that all material substantive information relied upon by Houlihan Capital in reaching its opinion has already been included in the proxy statement/prospectus. ExcelFin does not believe that every document that Houlihan Capital reviewed informed its fairness opinion.

In particular, the Staff is supplementally directed towards the summary provided by Houlihan Capital which was stated in pages 217 and 219 of Amendment No. 3 and as repeated on pages 216 and 217 of Amendment No. 4: “ExcelFin Management provided Houlihan Capital with the Forecast, which is further described under the heading “Background of the Business Combination — Certain Unaudited Baird Medical Prospective Financial Information.”…[b]ased on a detailed analysis of the selected guideline public companies described above, Houlihan Capital considered multiples of calendar year 2024 EBITDA for its valuation.”

Based on the above disclosure, ExcelFin is of the opinion that the revenue projections provided, other than the “Forecast” which was already included in the proxy statement/prospectus, were not the basis upon which Houlihan Capital reached its opinion. Houlihan Capital was given unfettered access to financial information and projections previously prepared by ExcelFin’s management, which documents were not prepared for public disclosure. ExcelFin is of the opinion that Houlihan Capital did not rely on such projections as provided and instead relied on its own analysis in reaching their conclusion. As a result, ExcelFin believes disclosure of such projections is not warranted. In order to make it clear that Houlihan Capital did not rely on the projected US revenue for Baird Medical for the calendar years ended 2024 through 2030 or the US Market Development Update for Baird Medical, dated February 2024, Houlihan Capital has agreed to remove any reference to those materials in its updated fairness opinion under Annex D of Amendment No. 4.

Expand our Presence in Foreign and Emerging Markets, page 275

14.	Comment: Please revise to update your disclosures in regard to your recent developments, including your plans to (i) complete the ethics review of the breast lump clinical trials by March 2024, (ii) execute the clinical research contracts with the relevant research collaborators and/or the hospital institutions to carry out the specific tasks of the clinical research, and (iii) have each of the hospital institutions start the clinical trials stage by enrolling research participants and performing medical diagnoses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87, 271 to 272, 274, 303, 305 and 339 of Amendment No. 4 in response to the Staff’s comment.

Note 4. Accounts Receivable, Net, page F-28

15.	Comment: We note your response to comment 21. As previously noted, your disclosures on page F- 28 indicate that all of the accounts receivable are expected to be recovered within one year. Of the $25 million in accounts receivable at December 31, 2022, you collected only $18.3 million in one year. We continue to have difficulty understanding how you determined your allowance of $.6 million was adequate given that it appears approximately 28% of your accounts receivable balance is not recovered for more than a year (approximately $7 million). Please further explain and address the following:

•	Please tell us how much of your accounts receivable balance as of December 31, 2022 has subsequently been collected through March 31, 2024 or the latest date as of which this data is available; and

•	Of the remaining unrecovered balances as of December 31, 2022, please address how much was from the two publicly listed companies in China you identified in your response. Please tell us whether you have been in communications with these two customers, when you expect repayment, as well as the last time you received any payment from them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 345 to 351, F-23 to F-24 and F-35 of Amendment No. 4 in response to the Staff’s comment.

Due to the weakened economic environment resulting from external factors such as the COVID-19 pandemic, the payment approval process for a number of the Company’s customers was extended resulting in longer or delayed repayment during 2023. The Company’s sales team has maintained continuous communication with each of these customers on a monthly basis to closely monitor such customers’ willingness and ability to repay. A significant portion of the balance of the unrecovered accounts receivables were owed by public companies listed in China, reputable medical device companies, and hospitals, which the Company believes to be credit-worthy payors despite these setbacks. To the Company’s knowledge, the majority of these customers have the financial ability and willingness to pay the Company, despite the extended payment approval process, and none of these customers have a recent history of default, which also demonstrates these customers to have a good track record. The Company respectfully notes to the Staff that, while the payment approval cycle for certain customers were extended, resulting in slower repayments, it believes these customers will gradually and eventually repay the Company in full. Therefore, the Company concluded that it had accrued an adequate allowance, and the net carrying value of accounts receivables as of December 31, 2022 is considered a reasonable approximation of the fair value. The Company had increased its absolute amount and proportion in both collective assessments and individual assessments of accounts receivable allowance at the end of 2023 to reflect the risks accordingly.

The Company also respectfully notes that, as to the first bullet point, of the $25 million in accounts receivable on December 31, 2022, $21.3 million has been collected as of May 31, 2024. Of such $21.3 million collected, $18.3 million were collected in 2023, as previously mentioned in our letter to the Staff on January 19, 2024, while $3.0 million were collected during the first five months of 2024. As to the second bullet point, of the remaining unrecovered balances as of December 31, 2022, which is $3.7 million as of May 31, 2024, $1.2 million are owed by two publicly listed companies in China, both of which the Company believes to be credit-worthy payors who are willing and able to repay the Company despite their respective extended payment approval processes. As of the date hereof, the payments from these two publicly listed companies are still respectively in the process of being approved internally, but the Company is not aware of any information which would otherwise indicate these two customers are no longer willing or able to pay the Company. For the Staff’s information, the last time the Company received payment from such customers was on April 17 and May 17, 2024, respectively.

For the year ended December 31, 2023, the Company reassessed its methodology for calculating expected credit losses. Please refer to the disclosures in the consolidated financial statements on pages F-21 and F-23 to F-24, under the headings “Change in Accounting Estimates” and “NOTE 4 — ACCOUNTS RECEIVABLE, NET”.

For the year ended December 31, 2022, the Company maintained allowance for credit losses by estimating the expected credit and collectability trend of customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses for accounts receivable, the Company considered historical experience and other factors surrounding the credit risk of specific customers including customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables in an individual basis and pool basis for customers sharing similar risk characteristics upon the use of roll rate method under the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments — Credit Losses. Additionally, external data and macroeconomic factors are also considered.

For the year ended December 31, 2023, the Company still used an individual basis and pool basis to assess credit losses. When reassessing its methodology for calculating expected credit losses for customers sharing similar risk characteristics, the Company changed from using roll rate method to aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change.

According to ASC 326-20-30-7, the Company evaluated both internally generated data and reasonably accessible external data. The change was driven by the following factors:

•	the slower turnover of customer capital and the lengthened payment approval cycle of hospitals, while not necessarily indicating increased credit risk, affect the collection period;

•	increased amount and proportion of accounts receivable more than 12 months overdue; and

•	analysis of comparative companies' methodologies.

The change in the estimated credit loss rate was applied prospectively starting in the period of 2023. This change is based on the analysis conducted during the preparation of financial statements as of December 31, 2023, and is expected to provide a more accurate reflection of the Company’s credit risk.

As a result of the accounting estimate change resulted by the change in technique which is based on newly obtained information in 2023, for the remaining $2.5 million balances from customers other than the two publicly listed companies, the Company made an approximate amount of $1.5million provision for them as of December 31, 2023.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Wu Haimei (Baird Medical Investment Holdings Limited)